SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION

SECOND QUARTER 2006

Ratios (%)	2 Q06	1Q06	2Q05	Performance

Annualized ROAE	24.7	24.0	23.0
In 1H06, Unibanco’s net income was R$1,068 million, up 25.1% from 1H05. Unibanco posted a 2Q06 net income of R$548 million, 21.0% higher than in 2Q05 and a 5.4% increase compared to 1Q06. Operating income for the quarter reached R$869 million, an increase of 4.2% and 26.9% in comparison with 1Q06 and 2Q05, respectively. The annualized return on average equity reached 24.7%, as shown in the graph below:

The efficiency ratio reached 47.5%, a 530 b.p. decrease from 2Q05, confirming the trend of continuous improvement achieved during recent years. In 1H06, the 540 b.p. improvement in comparison to 1H05 is mainly explained by a 25.4% growth in revenues and supported by strict budgetary discipline. The graph below shows the evolution of the Efficiency Ratio:

The loan portfolio increased 5.7% from March, 2006, higher than the 5.2% growth posted by the National Financial System (Source: Central Bank of Brazil). Since June, 2005, credit operations grew 19.3%, despite a 7.9% US currency devaluation against the Brazilian Real. In the individuals credit operations, the highlight was the evolution of the credit card portfolio, which posted a 42.9% growth over the past 12 months.

Annualized ROAA	2.3	2.3	2.2
Fees from services rendered/ Personnel
and Administrative Expenses	65.6	63.7	63.5
Efficiency Ratio	47.5	48.1	52.8
BIS Ratio	15.0	16.4	16.1
Earnings per Share (R$) (1)	0.20	0.19	0.16
Book Value per Share (R$) (1)	3.51	3.40	3.10

(1) The values reflect the Stock Dividends (Bonificação de Ações) approved in ESM on June, 29th, 2006.

Income Statement (R$ millions)	2Q06	1Q06	2Q05

Profit from financial intermediation before
provision (a)	2,392	2,357	2,005
Provision for loan losses (b)	(668)	(642)	(435)
Gross profit from financial intermediation
(a+b)	1,724	1,715	1,570
Fees from services rendered	901	863	783
Personnel and administrative expenses	(1,373)	(1,355)	(1,233)
Operating Income	869	834	685
Net income	548	520	453

Balance Sheet (R$ millions)	Jun-06	Mar-06	Jun-05

Loan Portfolio	41,929	39,684	35,154
Total assets	98,217	93,770	82,884
Total deposits	38,777	36,715	34,855
Stockholders' equity	9,816	9,503	8,660
Assets under management	41,081	39,924	35,119

Investor Relations	| 2Q06	1

Financial Margin (R$ millions)	2Q06	1Q06	2Q05

Highlights – Balance Sheet

Unibanco’s consolidated assets totaled R$98,217 million at the end of June, 2006, up 18.5% from June, 2005.

The Retail loan portfolio reached R$23,438 million, a 18.5% growth over the past 12 months, positively affected by SMEs transactions, and consumer financing, mainly by loans from credit card operations.

Total deposits and assets under management (AUM) stood at R$79,858 million in June 2006, R$41,081 million of which arose from assets under management.

The continuous improvement in the deposit mix is explained by a 19.6% and 7.7% increase in core deposits when compared to June 2005 and March 2006, respectively. The highlight was the 65.7% growth in SuperPoupe over the past 12 months. The graph below shows the evolution of the core deposits over the total deposits:

Stockholders’ equity reached R$9,816 million in June 2006, up 13.3% from June 2005.

Highlights – Results

The financial margin before provisions for loan losses was R$2,392 million in 2Q06, 19.3% up compared to 2Q05. The growth is mostly explained by a higher credit volume and an increasing share in segments with higher profitability (credit card and SMEs).

The annualized financial margin, before provisions for loan losses, increased to 10.6% in 1H06 from 10.1% in 1H05, despite of declining in terest rates during the period.

Total fees reached R$901 million in 2Q06, up 15.1% from the same period in 2005, mainly due to a 19.5% increase in revenues from credit cards.

Stock Dividend (Bonificação de Ações)

Unibanco and Unibanco Holdings made an increase of their respective corporate capital through the issuance of new shares in the proportion of 100%. The stock dividend seeks to increase the liquidity of Unibanco’s and Unibanco Holdings’ shares in the Brazilian stock market by means of having a quotation value accessible to small investors.

Financial margin (A)	2,392	2,357	2,005
Financial margin after provision for loan
losses (B)	1,724	1,715	1,570
Total average assets (-) average
permanent assets (C)	92,850	89,826	79,494
Annualized financial margin before
provision for loan losses (%) (A/C)	10.7	10.9	10.5

Unibanco – União de Bancos Brasileiros S.A. Av. Eusébio Matoso, 891 – 15th floor São Paulo, SP 05423-901 Phone: (55 11) 3097-1980 E-mail: investor.relations@unibanco.com

Investor Relations	| 2Q06	2

Financial Information

• Performance
Highlights	05
Performance Indicators	06
Financial Margin	07
• Assets	07
Marketable Securities	08
Credit Operations	09
Allowance and Provisions for Loan Losses	11
Investments Abroad	13
• Funding	14
• Local and Foreign Currency Balances	15
• Capital Adequacy and Fixed Asset Ratios	16
• Efficiency Ratio	17
• Revenue by Type of Business	18
• Fee Income	18
• Personnel and Administrative Expenses	19
Personnel Expenses	19
Other Administrative Expenses	19

Investor Relations	| 2Q06	3

Highlights for the Quarter

• Brazilian Economy	21
• Retail	21
Branch Network	22
SMEs	22
Consumer Credit Companies	22
Credit Card Companies	22
Consumer Finance Companies	23
• Wholesale	24
• Insurance and Private Pension Plans	24
• Wealth Management	26
• Unibanco Holdings	27
• Corporate Governance	27
Stock Exchange Indices	27
Stocks	27
Interest on Capital Stock	28
Stock Dividends	28
• Human Resources	28
• Social and Environmental Responsibility	29
Equator Principles 2	29
Institutes	29
Microcredit	29

Balance Sheet	30
Income Statement	31

Investor Relations	| 2Q06	4

Financial Information

Performance

Performance > Highlights

In 1H06, Unibanco’s net income was R$1,068 million, up 25.1% from 1H05. Unibanco posted a 2Q06 net income of R$548 million, 21.0% higher than in 2Q05 and a 5.4% increase compared to 1Q06. Operating income for the quarter reached R$869 million, an increase of 4.2% and 26.9% in comparison with 1Q06 and 2Q05, respectively. The annualized return on average equity reached 24.7%, as shown in the graph below:

The efficiency ratio reached 47.5%, a 530 b.p. decrease from 2Q05, confirming the trend of continuous improvement achieved during recent years. In 1H06, the 540 b.p. improvement in comparison to 1H05 is mainly explained by a 25.4% growth in revenues and supported by strict budgetary discipline.

The loan portfolio increased 5.7% from March, 2006, higher than the 5.2% growth posted by the National Financial System (Source: Central Bank of Brazil). Since June, 2005, credit operations grew 19.3%, despite a 7.9% US currency devaluation against the Brazilian Real in the period.

Individuals credit portfolio increased 16.4% over the past 12 months, mainly due to credit card operations, which posted a 42.9% growth. The corporate loan portfolio grew by 21.0%, mostly as a result of a 22.9% expansion in loans to Small and Medium Enterprises (SMEs).

The net income growth in 2Q06, compared to 2Q05, was largely due to:

  A 18.5% growth in the Retail loan portfolio, positively affected by SMEs transactions, and consumer financing, mainly by loans from credit card operations;

  A 15.1% increase in service fees, driven mainly by a 19.5% growth in fees from credit card operations;

  Improvement in the efficiency ratio, from 52.8% to 47.5%, due mainly to strict cost controls and growth in service fees and profit from financial intermediation.

In the Retail segment, the New Customer Service model has been already implemented over 60% of the branch network. This model aims at improving the quality of the services rendered at the branch level. The deposit mix also improved, driven mainly by expressive growth in the SuperPoupe deposits, which were up 65.7% from June, 2005.

With regard to the Wholesale business, Unibanco ranked 2nd in BNDES-exim-funded loans and 3rd as a financial agent for BNDES (Brazilian National Bank for Social and Economic Development). Insurance and private pension plans businesses improved their operating results in the 1H06, reaching a combined ratio of 93.9% , an historical record for the company. Unibanco Private Bank ranked 2nd in Anbid’s global ranking in terms of assets under management, with a June 2006 market share over 10%.

Investor Relations	| 2Q06	5

Performance > Performance Indicators

Stockholders’ equity reached R$9,816 million in June 2006, up 3.3% from March, 2006 and 13.3% from June 2005. Annualized return on average equity (ROAE) reached 24.7% in 2Q06. Earnings per share increased by 25.0% in 2Q06 compared to the same period of the last year. The table below illustrates the performance indicators for the periods under analysis:

Profitability	2Q06	1Q06	2Q05	1H06	1H05

Net Income (R$ millions)	548	520	453	1,068	854
Operating Income (R$ millions)	869	834	685	1,703	1,399
Total Assets (R$ millions)	98,217	93,770	82,884	98,217	82,884
Stockholders' equity (R$ millions)	9,816	9,503	8,660	9,816	8,660
Annualized return on average equity (%)	24.7	24.0	23.0	23.6	21.4
Annualized return on average assets (%)	2.3	2.3	2.2	2.3	2.1
Earnings per share (R$)(1)	0.20	0.19	0.16	0.38	0.31
Earnings per Unit (R$)(1)	0.38	0.35	0.31	0.73	0.59
Earnings per GDS (R$)(1) (2)	3.78	3.53	3.10	7.31	5.88
Interest on capital stock per UNIT (R$)(1) (3)	0.24	0.04	0.18	0.28	0.22
Interest on capital stock per GDS (R$)(1) (3)	2.41	0.19	0.92	2.60	2.22
Total amount of interest on capital stock (R$ millions)(1) (3)	360	57	276	417	333
Book value per outstanding share (R$) (1)	3.51	3.40	3.10	3.51	3.10
Book value per Unit (R$) (1)	7.04	6.82	6.20	7.04	6.20

(1)	Reflects the Stock Dividend approved on June, 29, 2006.
(2)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 10 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.
(3)	An income tax of 15% is applies on gross amounts of Interest on Capital Stock.

Investor Relations	| 2Q06	6

Performance > Financial Margin

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was R$2,392 million in 2Q06, R$387 million higher or 19.3% up - compared to 2Q05, mostly explained by a higher credit volume and an increasing share in segments with higher profitability (credit card and SMEs).

The funding mix improved significantly over the past 12 months, with a 19.6% growth in core deposits, driven mainly by the 78.8% growth in “TDCs – Core Deposits” (time deposit certificates with core deposit characteristics – with SuperPoupe as the main product). SuperPoupe closed out June 2006 with R$3.9 billion. Please refer to the section: Funding.

The annualized financial margin, before provisions for loan losses, increased to 10.6% in 1H06 from 10.1% in 1H05, despite of declining interest rates during the period. The annualized financial margin, after provisions, was 7.6% in 1H06.

					R$ millions

Financial Margin	2Q06	1Q06	2Q05	1H06	1H05

Financial margin (A)	2,392	2,357	2,005	4,749	3,848
Provision for Loan Losses	(668)	(642)	(435)	(1,310)	(745)
Financial margin after provision for loan losses (B)	1,724	1,715	1,570	3,439	3,103

Total average assets (-) average permanent assets (C)	92,850	89,826	79,494	91,995	78,350

Annualized financial margin before provision for loan losses (%) (A/C)	10.7	10.9	10.5	10.6	10.1
Annualized financial margin after provision for loan losses (%) (B/C)	7.6	7.9	8.1	7.6	8.1

Assets

Unibanco’s consolidated assets totaled R$98,217 million at the end of June, 2006, up 18.5% from June, 2005. The growth is mainly due to a R$6.8 billion increase in the credit portfolio, particurlaly in the higher margin and higher profitability segments. Annualized return on average assets increased to 2.3% in 2Q06 from 2.2% in 2Q05.

The chart below illustrates the trend in asset growth:

Investor Relations	| 2Q06	7

The total assets mix is shown below:

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of June, 2006 is detailed in the table below:

				R$ millions

	Trading Securities Market Value	Securities Available for Sale Market Value	Securities Held to Maturity Amortized Cost	Total

Federal government	7,953	2,892	1,897	12,742
Brazilian sovereign debt	33	1,671	1,659	3,363
Corporate debt securities	318	2,026	73	2,417
Bank debt securities	820	170	87	1,077
Marketable equity securities	-	82	-	82
Mutual funds	656	15	-	671
Other	371	-	-	371
	-	-	-	-
Total	10,151	6,856	3,716	20,723
% of portfolio	49%	33%	18%	100%

The market value of marketable securities classified as held to maturity was R$3,854 million in June 30, 2006, with an unrealized gain of R$138 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

								R$ millions

Changes in Securities Portfolio	Balance Mar-06	Foreign Exchange Variation	Interest	Maturity(1)	Purchases	Sales	Market Value Adjustment	Balance Jun-06

Trading securities	10,078	(0)	900	(708)	52,105	(52,249)	25	10,151
Available for sale	5,338	(12)	204	(472)	2,298	(444)	(58)	6,856
Held to maturity	3,690	(10)	88	(125)	74	-	-	3,716

Total	19,106	(22)	1,192	(1,304)	54,477	(52,693)	(33)	20,723

(1) Interest payments and redemptions at maturity.

The table below indicates the impact of mark to market adjustments of securities available for sale and financial derivatives instruments in stockholders’ equity:

		R$ millions

	Market Value Adjustment Jun-06	Change during 2Q06

To Stockholders' Equity	(58)	(90)
Securities Available for Sale	(58)	(63)
Derivatives	0	(27)

Investor Relations	| 2Q06	8

Assets > Credit Operations

The loan portfolio increased 19.3% over the past 12 months. In 2Q06, the loan portfolio posted a 5.7% growth, higher than the 5.2% growth posted by the National Financial System (Source: Central Bank of Brazil). The Wholesale loan portfolio, comprised of loans to large companies grew 9.6% during the quarter, recovering after the drop in 1Q06 due to the Brazilian Real appreciation in the beginning of the year. The Retail loan portfolio grew 18.5 % over the past 12 months, particurlaly the portfolio of consumer credit companies, which increased 27.0% from June 2005.

					R$ millions

Balance of Loans by Business Segment	Jun-06	Mar-06	Jun-05	Quarterly Change (%)	Annual Change (%)

Retail	23,438	22,806	19,773	2.8	18.5
Wholesale	18,491	16,878	15,381	9.6	20.2

Total	41,929	39,684	35,154	5.7	19.3

As of June 30, 2006, the portfolio of loan to individuals totaled R$15,552 million, up 16.4% over the past 12 months, with highlight to the 42.9% increase in credit card companies portfolio. During the quarter, growth of the portfolio stood at 1.5%, despite of continuing conservatism with regard to credit approvals in some of the consumer finance company portfolios, particularly unsecured personal loans.

The corporate loan portfolio, although affected by local currency appreciation, increased 21.0% over the past 12 months, mostly as a result of a 22.9% growth in the SMEs loan portfolio, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 40% of the Wholesale portfolio, rose from US$ 2,924 million in March, 2006, to US$3,397 million in June 2006.

In the corporate loan portfolio, there is approximately R$500 million of acquired credits of individuals, mainly payroll loans, cosigned by the financial institutions that sold the credits.

					R$ millions

Balance of Loans by Client Type	Jun-06	Mar-06	Jun-05	Quarterly Change (%)	Annual Change (%)

Individuals	15,552	15,318	13,359	1.5	16.4
Commercial bank and other companies	8,626	8,431	7,907	2.3	9.1
Consumer credit companies	6,926	6,887	5,452	0.6	27.0

Corporate	26,377	24,366	21,795	8.3	21.0
Large corporate	18,491	16,878	15,381	9.6	20.2
Middle market and small companies (SMEs)	7,886	7,488	6,414	5.3	22.9

Total	41,929	39,684	35,154	5.7	19.3

Investor Relations	| 2Q06	9

The loan portfolio breakdown by client type is detailed in the graph below:

Individuals

Corporate

The table below features the loan portfolio classified according to economic activity:

					R$ millions

Balance of Loans by Economic Activity	Jun-06	Mar-06	Jun-05	Quarterly Change (%)	Annual Change (%)

Manufacturing	13,528	12,138	10,899	11.5	24.1
Services	6,825	6,272	5,883	8.8	16.0
Commercial	3,878	3,757	3,528	3.2	9.9
Agribusiness	830	847	743	-2.0	11.7
Individuals	15,552	15,318	13,359	1.5	16.4
Others	1,316	1,352	742	-2.7	77.4
Total Risk	41,929	39,684	35,154	5.7	19.3

The loan portfolio mix, by segment, as of June 30, 2006 is as follows:

Investor Relations	| 2Q06	10

The small and medium enterprise product portfolio, consists of accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

The auto financing porfolio increased 15.1% over the past 12 months, to R$4,768 million in June, 30, 2006. Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.5 billion on June 30, 2006, a 19.0% growth in comparison with June 2005.

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of June 2006 was R$2,343 million, or 5.6% of the total loan portfolio, as follows:

  R$979 million related to overdue credits, in compliance with Resolution 2,682;
  R$816 million for falling due credits, in compliance with Resolution 2,682;
  R$548 million based on more conservative percentages than those required by the Regulatory Authority, and significantly higher than the R$412 million registered in June 2005, as shown in the graph below:

Allowance for loan losses as a percentage of total loan portfolio increased to 5.6% in June, 2006, up from 4.9% in June, 2005. This is in line with the bank's strategy of intensifying its share of higher-margin and higher profitability segments, and also as a consequence of the deterioration on consumer finance delinquency in the whole market, already mentioned by Unibanco at the end of 2005.

R$ millions

Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Allowance Required		Excess Allowance over Res. 2682	Total Allowance	Allowance over Portfolio (%)
				Overdue Installments	Falling Due Installments

AA	-	17,926	42.8	-	-	14	14	0.1
A	0.5	14,759	78.0	-	74	44	118	0.8
B	1.0	4,142	87.8	2	39	67	108	2.6
C	3.0	2,210	93.1	8	58	121	187	8.5
D	10.0	745	94.9	24	50	111	185	24.8
E	30.0	434	95.9	61	70	62	193	44.5
F	50.0	374	96.8	107	80	51	238	63.6
G	70.0	391	97.7	137	137	78	352	90.0
H	100.0	948	100.0	640	308	-	948	100.0
TOTAL		41,929		979	816	548	2,343
% of portfolio							5.6%

Investor Relations	| 2Q06	11

The more cautious approach on credit concession adopted by Unibanco has already allowed, in June 2006, the balance of credits rated AA to C to represent 93.1% of the total loan portfolio in June 2006, up from 92.0% at the end of March 2006, as illustrated in the following graph:

At the end of June, 2006, the ratio of credit operations classified E to H was 5.1% of the total portfolio. Allowance for loan losses over the credits rated E to H stood at 109.1% on June, 30, 2006.

The credit operations rated from D to H, which include credit overdue over 60 days, improved to 6.9% in June, 2006, from 8.0% in March, 2006, as shown below:

Allowance for loan losses as a percentage of falling due installments reached 117% at the end of June 2006, conveying the loan portfolio solidity.

The non-accrual loan portfolio (overdue by 60 days or longer) was 5.3% of the total loan portfolio on June, 30, 2006. The total allowance for loan losses reached 105.7% of the non-accrual portfolio in the same date.

The following table indicates the changes in the allowance loan losses coverage ratio by business segment:

Loan Portfolio Coverage (1)	Jun-06	Mar-06	Jun-05

Consumer finance companies	11.0%	10.1%	9.4%
Credit cards	8.5%	7.7%	4.5%
Commercial Bank - Individuals	8.8%	9.1%	7.6%
Auto financing	4.8%	4.4%	2.8%
SMEs	5.7%	5.2%	4.0%
Retail	7.2%	6.7%	5.2%
Wholesale	3.6%	4.0%	4.6%
Unibanco Consolidated	5.6%	5.6%	4.9%

(1) Allowance for loan losses per segment / Loan portfolio per segment

With regarding to the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 3.6% in June 2006, down from 4.6% in June 2005, , reflecting a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 7.2% in June 2006 from 5.2% in June 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses.

Investor Relations	| 2Q06	12

The table below shows the changes in the allowance for loan losses for the periods specified:

					R$ millions

Allowance for Loan Losses	2Q06	1Q06	2Q05	1H06	1H05

Allowance for loan losses (opening balance)	2,214	2,061	1,685	2,061	1,669
Provision for loan losses	668	642	435	1,310	745
Required provision	614	589	366	1,203	684
Additional provision	54	53	69	107	61
Loan write-off	(539)	(489)	(381)	(1,028)	(675)
Allowance for loan losses (closing balance)	2,343	2,214	1,739	2,343	1,739

Loan recovery	47	34	31	81	77
Net write-off	(492)	(455)	(350)	(947)	(598)
Net write-off / Total Risk	1.2%	1.1%	1.0%	2.3%	1.7%

Provision for loan losses in 2Q06 was R$668 million – above the R$492 million of total net write-offs. In 2Q06, an additional provision of R$54 million was assigned, which exceeded to regulatory requirements, for prudence in credit portfolio management and in line with Unibanco’s increasing exposure levels in higher-margin and higher risk portfolios.

Assets > Investments Abroad

Unibanco registered a total of US$1,500 million in investments abroad at the end of June 2006, compared to US$691 million in June 2005. Such growth is mainly the result of the US$700 million capital increase during 1H06, which aims at supporting trade finance transactions and securities trading in international markets.

The following tables detail Unibanco’s investments abroad and the impact of the exchange rate variation over such investments:

					US$ millions

	2Q06	1Q06	2Q05	1H06	1H05

Investments Abroad (opening balance)	1,269	712	631	712	598
Net Income	56	71	59	127	86
Capital Increase	200	500	-	700	-
Dividends paid	(2)	-	-	(2)	-
Market value adjustments	(23)	(14)	1	(37)	7
Investments Abroad (closing balance)	1,500	1,269	691	1,500	691

					R$ millions

Impact on Investments Abroad	2Q06	1Q06	2Q05	1H06	1H05

Exchange rate fluctuation on investments abroad	17	(83)	(151)	(66)	(149)
Hedge on investments abroad (currency)	14	108	177	122	192
Net Impact before income tax and social contribution	31	25	26	56	43

Tax effects of exchange rate fluctuation on investments abroad	6	(28)	(51)	(22)	(51)

Net impact after income tax and social contribution	37	(3)	(25)	34	(8)

Exchange Rate Fluctuation	-0.4%	-7.2%	-11.8%	-2.6%	-11.5%

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 2Q06, the net account effect was R$31 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations	| 2Q06	13

Funding

Total deposits and assets under management (AUM) stood at R$79,858 million in June 2006, R$41,081 million of which arose from assets under management, as follows:

					R$ millions

Funding Balance	Jun-06	Mar-06	Jun-05	Quarterly Change (%)	Annual Change (%)

Demand deposits	4,405	3,958	3,546	11.3	24.2
Savings deposits	5,187	5,248	5,635	-1.2	-8.0
T D C s - C o r e D e p o s i t s	4,201	3,604	2,350	16.6	78.8
Core Deposits	13,793	12,810	11,531	7.7	19.6
Time deposits	24,894	23,901	23,212	4.2	7.2
Interbank deposits	90	4	112	2150.0	-19.6
Total deposits (A)	38,777	36,715	34,855	5.6	11.3
Others	38,605	37,086	29,764	4.1	29.7
Total funding	77,382	73,801	64,619	4.9	19.8
Assets under management (B)	41,081	39,924	35,119	2.9	17.0
Total deposits + assets under management (A+B)	79,858	76,639	69,974	4.2	14.1

The continuous improvement in the deposit mix is explained by a 19.6% and 7.7% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to June 2005 and March 2006, respectively. The highlight was the growth in “TDCs – Core Deposits”: 78.8% over the past 12 months and 16.6% in 2Q06. Core deposits represented 35.6% of all deposits in June 2006, a significant increase from the 33.1% of June 2005, as shown below.

The following table details funding in domestic currency:

					R$ millions

Funding in Local Currency	Jun-06	Mar-06	Jun-05	Quarterly Change (%)	Annual Change (%)

Total funding in local currency	63,296	59,867	51,477	5.7	23.0
Total deposits	36,204	34,977	32,897	3.5	10.1
Demand deposits	3,671	3,492	3,042	5.1	20.7
Savings deposits	4,714	4,806	5,161	-1.9	-8.7
Interbank deposits	90	-	6	-	1,400.0
TDCs – Core Deposits	4,201	3,604	2,350	16.6	78.8
Time deposits	23,528	23,075	22,338	2.0	5.3
Funding obtained in the open market	10,356	8,479	4,647	22.1	122.9
Debentures and mortgage notes	719	566	257	27.0	179.8
Local onlendings (BNDES funds)	5,773	5,710	5,202	1.1	11.0
Subordinated Debt	474	457	401	3.7	18.2
Technical reserves for insurance, annuity and pension plans	8,099	7,766	6,414	4.3	26.3
Others	1,671	1,912	1,659	-12.6	0.7

Local currency funding reached R$63,296 million at the end of June 30 2006, up 23.0% from June 2005. This growth was mostly driven by SuperPoupe, funding obtained in the open market, and debentures and mortgage notes.

Investor Relations	| 2Q06	14

The following table details funding in foreign currency:

					R$ millions

Funding in Foreign Currency	Jun-06	Mar-06	Jun-05	Quarterly Change (%)	Annual Change (%)

Total funding in foreign currency	14,086	13,933	13,142	1.1	7.2
Total deposits	2,573	1,737	1,958	48.0	31.4
Demand deposits	734	466	504	57.5	45.6
Savings deposits	473	442	474	7.0	-0.2
Interbank deposits	-	4	106	-100.0	-100.0
Time deposits	1,366	826	874	65.4	56.3
Funding obtained in the open market	2,872	2,877	1,823	-0.2	57.5
Local onlendings (BNDES funds)	264	289	185	-8.7	42.7
Foreign onlendings	105	119	157	-11.8	-33.1
Import and export financing lines	2,369	2,575	2,399	-8.0	-1.3
Eurobonds and commercial papers	917	943	1,226	-2.8	-25.2
Subordinated Debt	2,264	2,365	1,369	-4.3	65.4
Securitization	1,515	1,532	2,173	-1.1	-30.3
Others	1,207	1,496	1,852	-19.3	-34.8

Foreign currency funding, influenced by the US currency devaluation of 7.9% over the past 12 months, reached R$14,086 million in June 2006.

Local and foreign currency balances

The table below displays the balances in local and foreign currency, in addition to the net FX exposure:

			R$ millions

	Local Currency	June 30, 2006 Foreign Currency	Consolidated

Cash and due from bank / Interbank investments	15,213	2,465	17,678
Marketable securities and derivatives	17,418	4,765	22,183
Interbank accounts	5,824	175	5,999
Net loans	32,371	7,215	39,586
Loans	34,577	7,352	41,929
Allowances for loan losses	(2,206)	(137)	(2,343)
Other assets	12,004	767	12,771
Total assets	82,830	15,387	98,217

Deposits	36,204	2,573	38,777
Securities sold under repurchase agreements (open market)	10,356	2,872	13,228
Resources from securities issued	719	917	1,636
Interbank accounts	630	36	666
Borrowings and onlending	5,973	3,011	8,984
Financial derivative instruments	1,061	105	1,166
Subordinated Debt	474	2,264	2,738
Other liabilities	17,958	2,416	20,374
Minority interest	832	-	832
Stockholders' equity	9,816	-	9,816
Total liabilities	84,023	14,194	98,217

Derivatives and leasing operations	(8,003)	(3,577)	(11,580)
Transactions to mature (with no exposure risk), foreign strategic shareholder and others		649

Net exposure - BIS ratio		(1,734)

Investor Relations	| 2Q06	15

Capital Adequacy and Fixed Asset Ratios

The following table describes the changes in Unibanco’s BIS ratios during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	16.4	16.1
Changes in risk weighted assets	(1.1)	(2.8)
Changes in market risk coverage - interest rates	(0.2)	(0.4)
Changes in market risk coverage - foreign exchange rate	(0.5)	(0.6)
Reference equity growth	-	-
Tier I	0.4	1.5
Tier II	-	1.2
BIS Ratio on March 31, 2006	15.0	15.0

Unibanco’s BIS ratio, as of June 30 , 2006, reached, 15.0%, above the minimum 11% level determined by the Central Bank.

In March 2006, the Brazilian Central Bank approved the classification of the perpetual bond, issued in July, 2005, as Tier II capital.

The table below details the Tier I/Tier II breakdown in reference equity as of June 30, 2006:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	9,870	12
Tier II	2,583	3.1
Total	12,453	15.0

The fixed asset ratio was 48.4% in June 2006.

Investor Relations	| 2Q06	16

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continous improvement of Unibanco’s operational efficiency. The efficiency ratio(1) reached a historical performance of 47.5% in 2Q06, compare to 52.8% in 2Q05, as shown in the graph below:

The 23.7% revenue growth in 2Q06 compared to 2Q05, vis-à-vis a 11.4% increase in personnel and administrative expenses – a result of growth in credit activity and service fees, in addition to budgetary discipline - led to a 530 b.p. improvement in the efficiency ratio.

	R$ millions

	2Q06	1Q06	2Q05	1H06	1H05	Quarterly Change	Annual Change

Efficiency ratio	47.5%	48.1%	52.8%	47.8%	53.2%	-0,6 p.p.	-5,3 p.p.
Expenses	1,373	1,355	1,233	2,728	2,420	1.3%	11.4%
Revenues	2,891	2,815	2,337	5,706	4,549	2.7%	23.7%

(1) (Personnel + Other Administrative expenses)/ (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Tax Payments + Other Operating Income/Expenses).

The faster growth rate in service fees in compared to the rate of increase in personnel and administrative expenses led to an improved expense coverage ratio, as shown in the graph below (Please refer to the section: Fee Income).

Investor Relations	| 2Q06	17

Revenue by Type of Business

The graph below shows revenues by type of business.

The share of financial income in total revenues remained stable over tha past 12 months. The highlight was the 300 b.p. increase in credit card revenues, which particurlaly reflects, specially, growth in the credit card base along with new sales campaigns for Unicard and Hipercard.

Fee Income

The table below displays the breakdown of service fees:

	R$ millions

Fees from Services Rendered	2Q06	1Q06	2Q05	1H06	1H05

Banking fees and other fees and commissions	525	491	453	1,016	890
Credit Cards	294	282	246	576	476
Asset under management	82	90	84	172	168
Total fees from services rendered	901	863	783	1,764	1,534

Total fees reached R$901 million in 2Q06, up 15.1% from the same period in 2005, mainly due to a 19.5% increase in revenues from credit cards. Growth was 4.4% during the quarter, and particurlaly noteworthy was the 6.9% increase in banking fees and other fees and commissions.

In comparing 1H06 to 1H05, worth mentioning was the 21.0% growth of credit card fee revenues, driven by the growth in credit-card base, new sales campaigns and synergies with other Unibanco’s businesses.

Investor Relations	| 2Q06	18

Personnel and Administrative Expenses

In 2Q06, personnel and administrative expenses increased 1.3% compared to 1Q06. In 1H06, these expenses were up 2.1% from 2H05. This variation was mainly driven by organic growth during the period and the wage increase resulting from the collective bargaining agreement of September 2005.

Even considering the expansion of the businesses and the implementation of the New Customer Service Model, the efficiency ratio stood at 47.5% in 2Q06, continuing improvements over the previous quarters.

The table below displays the personnel and administrative expenses for the periods specified:

	R$ millions

Personnel and Administrative Expenses	2Q06	1Q06	2Q05	1H06	1H05

Commercial Bank	893	888	795	1,781	1,567
Subsidiaries	480	467	438	947	853
Total	1,373	1,355	1,233	2,728	2,420

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses during the periods specified:

	R$ millions

Personnel Expenses	2Q06	1Q06	2Q05	1H06	1H05

Commercial Bank	424	431	368	855	716
Subsidiaries	120	111	99	231	197
Total	544	542	467	1,086	913

In 2Q06, personnel expenses remained stable as compared to 1Q06. The seasonal effect of vacations in the beginning of the year, and organic growth during the 2Q06, compensated for the additional payment of R$33 million of profit sharing, which had an impact on the previous quarter. In 1H06, the 8.8% growth from 2H05 and 18.9% from 1H05 reflect, in special, the wage increases at Unibanco’s subsidiaries, the expansion in Retail business activities and the additional payment of profit sharing in the amount of R$33 million.

The table set forth the main changes:

	2Q06/1Q06		2Q06/2Q05		1H06/1H05
Main Effects over Personnel Expenses	R$ million	%	R$ million	%	R$ million	%

Seazonal effect	25	4.6	6	1.2	7	0.8
Acquisitions / Organic Growth / Other events	10	1.9	49	10.6	89	9.8
Salary readjustments - Collective Bargaining Agreement	-	-	22	4.7	44	4.8
Adicional Value over the profit sharing in 1Q06	(33)	-6.1	-	-	33	3.6

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the periods specified:

	R$ millions

Other Administrative Expenses	2Q06	1Q06	2Q05	1H06	1H05

Commercial Bank	469	457	427	926	851
Subsidiaries	360	356	339	716	656
Total	829	813	766	1,642	1,507

Investor Relations	| 2Q06	19

Other administrative expenses decreased 1.9% in 1H06 compared to 2H05, largely due to efficiency gains and end -of-year seasonal effects. The 2.0% increase in 2Q06 and 9.0% increase 1H06 from 1H05 are mostly explained by organic growth of the consumer finance companies and new Retail business call centers.

The tables below detail the other administrative expenses and their main changes during for the periods specified:

	2Q06/1Q06		2Q06/2Q05		1H06/1H05
Main Effects over Other Administrative Expenses	R$ million	%	R$ million	%	R$ million	%

Acquisitions / Organic Growth / Other events	6	0.8	46	6.1	88	5.9
Consulting / Legal Advisory	10	1.2	11	1.5	31	2.1
Publicity	-	-	5	0.7	15	1.0

	R$ millions

Other Administrative Expenses	2Q06	1Q06	2Q05	1H06	1H05

Third-party services	324	292	256	616	464
Equipment Lease	12	11	11	23	20
Data processing and telecomunications	103	105	107	208	205
Depreciation and amortization	95	94	87	189	182
Facilities - maintenance and preservation	145	157	154	302	314
Advertising and publicity	70	70	65	140	124
Financial system services costs	21	20	21	41	44
Transportation	22	21	19	43	33
Materials	10	10	13	20	24
Others	27	33	33	60	97
Total	829	813	766	1,642	1,507

Investor Relations	| 2Q06	20

Highlights for the Quarter

Brazilian Economy

A comparison of second quarter 2006 to the previous quarter was underscored by an economic recovery trend. During this period, inflation rates continued to fall – below the official inflation target – leading the Central Bank to continue to reduce the Selic rate, which ended the quarter at 15.25% per annum. In 2Q06, cumulative inflation (measured by IPCA) was 0.1%, down from 1.4% in the previous quarter.

Despite the more volatile international scenario, the improvement in solvency indicators - both domestic and international – along with vigorous exports that contributed to a US$10.2 billion trade balance during the quarter, maintained the perception of Brazil´s Sovereign Risk. The Embi+BR ended 2Q06 at 246 basis points, only 11 basis points above that registered in 1Q06.

Under this scenario, the Central Bank continued to intervene in the FX market – through US-Dollar auctions (spot market). The Real remained stable in comparison to the US dollar, 2Q06 versus 1Q06.

Industrial production held back during the 2Q06, posting a growth of 0.47% vis-à-vis 1.0% registered during the previous quarter. However, it does not lead to a new economic activity trend.

The debt/GDP ratio reached 50.3% at the end of June, below the one observed in 1Q06. The Public Sector Primary Surplus amounted to 4.5% of the GDP from June 2005 to June 2006, above the goal of 4.25% established for this year.

Total credit portfolio in the Brazilian National Financial System increased 5.2% over the past 3 months.

Retail

In June 2006, Unibanco’s Retail segment surpassed the mark of 22 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Unibanco Financeira finances cars and heavy vehicles (auto financing).

Total Retail loan portfolio reached R$23,438 million, up 18.5% throughout the past 12 months. Retail loan portfolio had a 56% share in the Unibanco´s total loan portfolio in June 2006.

In June 2006, the portfolio of loans to individuals stood at R$15,552 million, up 16.4% over the past 12 months. The highlight was the 27.0% growth of the consumer credit company loan portfolio - comprised of credit card companies (Unicard and Hipercard) and consumer finance companies (Fininvest, PontoCred and LuizaCred). During the quarter, individuals portfolio grew 1.5%, even with a more conservative approach to credit approval.

Investor Relations	| 2Q06	21

Retail > Branch Network

Unibanco closed out the 1H06 with a network of 931 branches and 345 corporate-site branches. Unibanco continued remodeling its branches’ layout and, specially, implementing the New Service Model, known as “Novo Modelo de Atendimento”. This process is on track to be completed by the end of 2006 and has already been implemented in over 60% of the branch network.

The Novo Modelo aims at improving the quality of service through process rationalization, optimization of branch manager time, and the development of tools to reduce the response time to clients´ demands.

Retail > SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$7,886 million in June 2006, up 5.3 % in the last quarter and 22.9% over the past 12 months. Noteworthy were accounts receivable-linked transactions and working capital loans. The increase in the offering of products and services tailored to retailers in 1H06 led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts also served to drive growth in the bank’s client-base.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – 31.94% share), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain).

Unibanco’s conglomerate and Ipiranga group will submit to the Brazilian Central Bank’s approval the establishment of a new credit, financing and investment society, with 50% equity share for each one. Other financial products, in addition to the private label and co-branded Ipiranga’s credit cards, will be made available to clients in the form of personal and consumer direct credit. These products will be offered to Ipiranga’s retail consumer network, as well as to the retailers. Currently, Ipiranga has 4,200 service centers throughout the country.

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% share). Together, these companies posted a R$175 million net income in 2Q06, up 65.1% compared to 2Q05. Particularly noteworthy was the 22.5% annual growth in income from credit card fees.

Investor Relations	| 2Q06	22

The credit portfolio posted a 42.9% growth over the past 12 months, amounting to R$4,117 million in June 2006, as shown in the table below:

			R$ millions

Financial Information	2Q06	1Q06	2Q05	1H06	1H05

Credit portfolio (1)	4,117	3,987	2,881	4,117	2,881
Provision for loan losses	136	113	73	249	130
Credit portfolio coverage	8.5%	7.7%	4.5%	8.5%	4.5%
Fees	197	190	164	387	316
Business results	175	137	106	312	214

(1) Individuals.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$4,402 million in June 2006, which represents annual growth of 35.6% . At Redecard, billings were R$37,456 million during 1H06, up 26.0% from 1H05.

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. In 2Q06, this segment – influenced by an increase in loan portfolio coverage, higher standards for personal credit concession (notably for unsecured personal loans), and an increase in provisioning in connection with the discontinuation of certain operations at Fininvest – contributed R$8 million equity income to Unibanco.

The credit portfolio grew 9.5% over the past 12 months, totaling R$2,973 million in June 2006, as shown in the table below:

					R$ millions

Financial Information	2Q06	1Q06	2Q05	1H06	1H05

Credit portfolio	2,973	3,025	2,715	2,973	2,715
Provision for loan losses	233	236	165	469	289
Credit portfolio coverage	11.0%	10.1%	9.4%	11.0%	9.4%
Fees	97	92	82	189	160
Business results	8	17	57	25	113

Fininvest had 614 fully-owned stores, kiosks and mini-stores, and more than 12 thousand points-of-sale as of June 2006. During the same period, LuizaCred had 338 points-of-sale while PontoCred had 375.

Investor Relations	| 2Q06	23

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

During 2Q06, efforts to expand the active client base and increase synergies among Unibanco’s various businesses led not only to an increased number of product offerings through cross-selling, but also to the addition of new businesses. Differentiated products and services like cash management and derivatives served as the highlights of this period.

The Wholesale loan portfolio reached R$18,491 million, up 20.2 % over the past twelve months. Dollar-indexed credit portfolio went to US$3,397 million in June 2006, from US$2,924 million in March 2006.

Trade finance operations - comprising exports, imports and international guarantees - surpassed US$3 billion, in 2Q06, up 26.3% from 1Q06. Locally contracted trade finance transactions amounted to over US$1.3 billion during the second quarter of the year, while offshore transactions totaled US$641 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed over R$1 billion during 1H06, a 9.1% market share, maintaining its 3rd place in the BNDES overall ranking. In 1H06, Unibanco also disbursed R$431 million in BNDES-exim–funded loans, ranking 2nd in this modality.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$97 million in 2Q06 and R$189 million in 1H06, registering a 5.4% growth compared to 1Q06, and a 18.1% growth compared to 1H05, respectively. Annualized ROAE was 29.3% in 2Q06. Combined revenues from the Insurance and Private Pension Plan businesses were R$1,289 million during the same period.

The combined ratio, which measures the operational efficiency of insurance companies, improved to its best ever ratio, 93.9% in 1H06 from 99.2% in 1H05. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 84.7% in 1H06 vis-a-vis 85.7% in 1H05.

Investor Relations	| 2Q06	24

Consolidated technical reserves reached R$7,593 million at quarter-end, up 21.1% from 2Q05, as illustrated on the graph below:

					R$ millions

Insurance (1)	2Q06	1Q06	2Q05	1H06	1H05

Net premiums written	929	849	784	1,778	1,557
Premiums retained	706	743	628	1,449	1,239
Premiums earned	487	474	405	961	828
Industrial result	107	79	81	186	159
Personnel and administrative expenses	(63)	(58)	(70)	(121)	(133)
Operating income	29	30	-	59	6
Financial / equity result	86	82	76	168	161
Income before taxes	115	112	76	227	168
Net Income	97	92	84	189	160

Loss ratio % (2)	47.3%	55.6%	53.3%	51.4%	53.7%
Combined ratio % (3)	94.0%	93.7%	100.0%	93.9%	99.2%
Extended combined ratio % (4)	85.7%	83.7%	86.4%	84.7%	85.7%

(1) A IG Brasil, UA SEG and Unibanco A IG Saúde and 100% of UAW: consolidated. Unibanco A IG Previdência accounted for by the equity method.
(2) Claims/Premiums.
(3) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(4) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income).

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 7.4% market share (as of May 2006).

In July, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

As leader in the High Risk segment of the Brazilian insurance market with a 27% market share, since January of this year, Unibanco AIG has adopted customized treatment for its larger clients.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 1H06.

Investor Relations	| 2Q06	25

At the end of second quarter, it launched the Redeemable Life product which, unlike other life insurance products, allows the applicant to redeem the money invested for his or her own use after a particular maturity date specified in the contract.

Net income from the private pension business in 2Q06 was R$20 million, up 11.1% from 1Q06. Revenues for the quarter were R$360 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in private pension plan revenues up to May 2006. The company ranked 2nd for the year (through May) in sales of corporate pension plans, with R$282 million in sales and a 20.7% market share, according to ANAPP. Unibanco AIG Vida e Previdência serves more than 1,300 corporate clients and over 785 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended June 2006 with R$41,081 million in assets under management, up 17.0% for the past 12 months. Its market share as of June 2006 stood at 4.6% (Source: Anbid).

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão” (Top Management) by Standard & Poors, since its first edition in Brazil.

The chart below traces the evolution in the funds’ asset mix by segment:

Assets under management at the Private Bank grew by 39.4% over the year, above industry average, according to Anbid’s global ranking The Private Bank ranked 2nd in the industry, with more than 10% market share in June 2006.

The Unibanco Private Bank was one of the first institutions to receive Anbid´s certification for the local market. Unibanco has received this grade by meeting the requirements specified in the Self-Regulation Code such as higher ethical standard for operating as a Private Bank and maintaining transparency in client relationships, in addition to issues related to the quality of bank services and the qualifications of its employees.

Investor Relations	| 2Q06	26

Unibanco Holdings

In 2Q06, Unibanco Holdings S.A. net income was R$296 million. Stockholders’ equity stood at R$5,744 million. Annualized ROAE was 22.6% for the 2Q06, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already won an interlocutory injunction in the lower courts. The provision established for this contingency amounted to R$106.6 million as of June 30, 2006.

The assets of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Corporate Governance

Corporate Governance > Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weight in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending May 2006.

Index	Weight (%)
May to Aug-2006

Ibovespa	1.623
IBrX-50	3.615
IBrX-100	3.111
IGC Corporate Governance Index	4.523
ISE Susteinability Index*	9.569

(*) Valid from December 2005 to December 2006.

Corporate Governance > Stocks

Unibanco Units gained approximately 60% over the past 12 months. The Ibovespa increased by 46% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, tsi share increased by more than 65%. The Units current weight on the Ibovespa is 1.651% as of August 9th, 2006.

The graphs below trace the stocks' performance in both the domestic and international markets over the last 12 months:

Investor Relations	| 2Q06	27

Corporate Governance > Interest on Capital Stock

Unibanco and Unibanco Holdings paid quarterly interest on capital stock to its shareholders and supplementary distribution on July 31, 2006, according to the amounts specified in the following table:

						R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS * *
	UBBR3	UBBR4	UBDH3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.1230162	0.1353179	0.1055268	0.1055268	0.2408447	2.4084470
Net Value	0.1045638	0.1150202	0.0896978	0.0896978	0.2047180	2.0471800

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

During the 1H06, Unibanco distributed R$417 million in interest on capital stock, up 25.2% in comparison to 1H05.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Corporate Governance > Stock Dividend

Unibanco and Unibanco Holdings made an increase of their respective corporate capital through the issuance of new shares in the proportion of 100%. The unitary cost ascribed to the new shares is R$2.140774, for Unibanco's shares, and R$3.310068, for Unibanco Holdings' shares. Therefore, the unitary cost ascribed to the additional Unit is R$5.450842.

With the stock dividend, the value of each class of shares traded on the Bovespa began to correspond to half of the closing value on the record date (July 17th). Given that the number of outstanding shares was doubled, the total investment value remained unchanged.

The stock dividend seeks to increase the liquidity of Unibanco’s and Unibanco Holdings’ shares in the Brazilian stock market by means of having a quotation value accessible to small investors.

The Global Depositary Shares (GDSs) traded on the New York Stock Exchange, each of which used to represent five (5) Units, currently represents ten (10) Units.

Human Resources

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 31,407 professionals, Unibanco invested over R$18 million during 1H06 in professional development initiatives and training programs, including sponsorship of MBA programs in Brazil and abroad.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

Investor Relations	| 2Q06	28

Noteworthy among programs offered during the quarter was the “Melhoria Contínua de Qualidade” Training, tailored to providing employees with cutting-edge concepts and tools in project management. By the end of 2006, all employees assigned to the Operations area will have participated in this program.

During 1H06, it was implemented the “Fique OK” program, which was designed to provide personal support to the conglomerate’s employees and family members. Over 7 thousand people had been helped as of the end of June, 2006.

Social and Environmental Responsibility

Social and Environmental Responsibility > Equator Principles 2

Unibanco was the first bank based in a developing country to adopt the Equator Principles. In July 2006, Unibanco reinforced its commitment by adopting the Equator Principles 2 (EP2), a revised framework of environmental and social policies launched by the International Finance Corporation (IFC).

The new and stronger standards established by the EP2 include more rigorous criteria, mainly in the assessment of the population affected the project. The IFC also changed the rating criteria, extending the requirement of rating to projects involving US$10 million or more in financing, from the prior minimum of US$50 million.

Social and Environmental Responsibility > Institutes

Unibanco is recognizably one of the most active companies in Brazil with regard to the issue of social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and bridging inequalities that hamper growth.

Instituto Moreira Salles is a non-profit organization devoted to promoting and developing cultural programs.

The year 2006 has been one of marked achievements for Instituto Unibanco, notably the launch and renewal of important projects in various areas, namely:

  Extended Education
  Teacher Training
  Qualification for the Job Market
  School Equivalency Programs
  Environmental Education

Social and Environmental Responsibility > Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique to Brazil, with more than 217 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In 2Q06, Unibanco’s Microcredit initiative closed out the period with a portfolio of R$9.1 million and approximately 6 thousand clients.

Investor Relations	| 2Q06	29

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

			R$ millions

	Jun-06	Mar-06	Jun-05	Quarterly	Annual
				Change (%)	Change (%)

ASSETS
Cash and due from bank	1,357	1,246	1,081	8.9	25,5
Interbank investments	16,321	15,625	13,267	4.5	23.0
Marketable securities and financial derivatives instruments	22,183	20,244	16,408	9.6	35.2
Interbank accounts	5,999	6,264	5,730	-4.2	4.7
Loan portfolio, leasing and other loans	41,929	39,684	35,154	5 .7	19. 3
Allowance for loan losses	(2,343)	(2,214)	(1,739)	5.8	34.7
Net loans	39,586	37,470	33,415	5.6	18.5
Foreign exchange portfolio, except for AC C (1)	960	1,464	2,157	-34.4	-55.5
Ne go tia tio n and inter mediation of securitie s	228	248	116	-8.1	96.6
Investments	1,335	1,289	1,235	3.6	8.1
Fixed assets	856	867	883	-1.3	-3.1
Deferred charges	1,006	934	693	7.7	45.2
Other assets	8,386	8,119	7,899	3.3	6.2

Total assets	98,217	93,770	82,884	4.7	18.5

LIABILITIES
Deposits	38,777	36,715	34,855	5.6	11.3
Securities sold under repurchase agreements (open market)	13,228	11,356	6,470	16.5	104.5
Resources from securities issued	1,636	1,509	1,483	8.4	10.3
Interbank accounts	666	724	684	-8.0	-2.6
Borrowings and onlendings in Brazil - Governmental agencies	8,984	9,316	8,267	-3.6	8.7
Financial derivatives instruments	1,166	989	501	17.9	132.7
Technical provisions for insurance, annuities and
retirement plans	8,099	7,766	6,414	4.3	26.3
Foreign exchange portfolio (1)	1,015	1,533	2,454	-33.8	-58.6
Negotiation and intermediation of securities	224	265	266	-15.5	-15.8
Other liabilities	13,774	13,296	12,031	3.6	14.5

Total liabilities	87,569	83,469	73,425	4.9	19.3

Minority interest	832	798	799	4.3	4.1
Stockholders' equity	9,816	9,503	8,660	3.3	13.3

Stockholders' equity managed by parent company	10,648	10,301	9,459	3.4	12.6

Total liabilities + stockholders' equity	98,217	93,770	82,884	4.7	18.5

Note: (1) Refe rs to fo re ign exchange se ttleme nt positions, which ar e re quired to be reco rde d by their total va lue on bo th the asset and the liability side s, unde r C entra l B ank of Brazil guide lines.

Investor Relations	| 2Q06	30

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

				R$ millions

	2Q06	1Q06	2Q05	1H06	1H05

Revenue from financial intermediation	3,982	4,326	3,316	8,308	6,929
Lending operations	2,514	2,631	2,014	5,145	4,249
Result from marketable securities (1)	1,100	1,251	1,069	2,351	2,033
Insurance, pension plans and annuity result	291	268	257	559	500
Leasing operations, foreign exc hange transactions
and compulsory deposits	77	176	(24)	253	147

Expenses on financial intermediation	(2,258)	(2,611)	(1,746)	(4,869)	(3,826)
Securities sold under repurchase agreements (open market)	(1,372)	(1,635)	(1,305)	(3,007)	(2,713)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuity	(182)	(200)	(156)	(382)	(309)
Borrowings and onlendings	(36)	(134)	150	(170)	(59)
Provision for loan losses	(668)	(642)	(435)	(1,310)	(745)

Profit from financial intermediation	1,724	1,715	1,570	3,439	3,103

Other operating income (expenses)	(855)	(881)	(885)	(1,736)	(1,704)
Fees from services rendered	901	863	783	1,764	1,534
Insurance, pension plans and annuity result	156	116	103	272	217
Credit card selling expenses	(65)	(79)	(72)	(144)	(138)
Salaries, benefits, training and social security	(544)	(542)	(467)	(1,086)	(913)
Other administrative expenses	(829)	(813)	(766)	(1,642)	(1,507)
Other taxes	(263)	(239)	(261)	(502)	(494)
Equity in the results of associated companies	19	16	16	35	15
Other operating income / Other operating expenses (1)	(230)	(203)	(221)	(433)	(418)

Operating income	869	834	685	1,703	1,399
Non-operating income (expenses)	1	(3)	22	(2)	16
Inc ome be fore taxes and profit sharing	870	831	707	1,701	1,415

Income tax and social contribution	(159)	(147)	(129)	(306)	(295)

Profit sharing	(110)	(112)	(84)	(222)	(185)

Net income before minority interest	601	572	494	1,173	935
Minority interest	(53)	(52)	(41)	(105)	(81)

Net Income	548	520	453	1,068	854

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.
Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.
This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 2Q06 Conference Call will be held on August 11, at 09:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3097-1980.

Investor Relations	| 2Q06	31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.